AbbVie Private Limited

44 The Esplanade

St Helier, Jersey JE4 9WG

Channel Islands

October 22, 2014

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549,

Attention: Matthew Jones.

Re:	Request for Withdrawal of AbbVie Private Limited Registration Statement on Form S-4 (File No. 333-198286)

Ladies and Gentlemen:

On behalf of AbbVie Private Limited, a private limited company organized under the laws of Jersey (the “Company”), the undersigned hereby requests that the Company’s Registration Statement on Form S-4 (File No. 333-198286), filed on August 21, 2014, including all exhibits thereto (the “Registration Statement”), be withdrawn from registration with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”).

On October 20, 2014, AbbVie and Shire plc announced the termination of their previously announced combination transaction in which the securities proposed to be offered pursuant to the Registration Statement would have been issued to AbbVie stockholders.  Therefore, no such issuance will occur.  The Registration Statement has not been declared effective by the Commission and no securities have been sold pursuant to the Registration Statement.  As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.  However, pursuant to Rule 457(p) under the Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement in CIK account 0001551152 be available to offset the total filing fee due for any subsequent registration statement or registration statements.

If you have any questions regarding this request, please contact Matthew G. Hurd of Sullivan & Cromwell LLP by telephone at (212) 558-4000.

[Signature Page Follows]

Very truly yours,

ABBVIE PRIVATE LIMITED

By:	/s/ William J. Chase
William J. Chase
Director

cc:                                Matthew G. Hurd

Sullivan & Cromwell LLP